UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April 2012

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Relevant information regarding election of auditors
2.	Relevant information regarding members of the Board of Directors
3.	Relevant information regarding approval of proposed distribution of profits as of December 31, 2011

Item 1

The Shareholders’ General Assembly, at the meeting held on March 30, 2012, re-elected KPMG as Auditor. KPMG shall appoint the individuals who will act, on its behalf, as principal auditor and substitute auditor.

Item 2

On March 30, 2012, the Shareholders’ General Assembly re-elected, as members of the Board of Directors, for the period April 1, 2012 - March 31, 2013, the following individuals:

BOARD OF DIRECTORS - GRUPO AVAL ACCIONES Y VALORES S.A.
2012 - 2013:

PRINCIPALS	SUBSTITUTES

Luis Carlos Sarmiento Angulo	José Hernán Rincón Gómez
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
Efraín Otero Álvarez	Juan Camilo Ángel Mejía
Mauricio Cárdenas Müller	Gabriel Mesa Zuleta
Guillermo Fernández de Soto Valderrama	Álvaro Velásquez Cock
Antonio José Urdinola Uribe (*)	Enrique Mariño Esguerra (*)
Esther América Paz Montoya (*)	Germán Villamil Pardo (*)

(*) Independent members in accordance with Colombian laws

Item 3

The Shareholders’ General Assembly, at the meeting held on March 30, 2012, approved the company’s financial statements, management report and other attachments, per the exercise completed on December 31, 2011. It also approved the attached proposed distribution of profits.

GRUPO AVAL ACCIONES Y VALORES S.A.
PROPOSED DISTRIBUTION OF PROFITS
AS OF DECEMBER 31, 2011

SHAREHOLDERS´ GENERAL ASSEMBLY
Colombian GAAP

				(in Ps)

Net Income				$667,561,545,019.87
With Tax-Benefit			667,561,545,019.87
With non Tax-Benefit			0.00

Plus

Release of occasional reserves
for disposal at the general shareholders´ meeting				$2,194,212,260,042.32
With Tax-Benefit			1,733,519,661,185.49
Year 2011, First Semester		22,306,661,185.49
Adjustment of previous years *		1,711,213,000,000.00
With non Tax-Benefit			460,692,598,856.83

Total Income Available to shareholders´ meeting				$2,861,773,805,062.19

To distribute a cash dividend of
$ 3.60 per share per month during the months of
april to september 2012, including these two months
as follows:				400,718,155,384.80

Over 18,551,766,453 common and preferred
oustanding shares	$
With Tax-Benefit
Follow-on the occasional reserves of previous years			400,718,155,384.80

Dividends shall be paid within the
first ten (10) days of each month to those shareholders
that hold that quality when each payment is due,
according to the regulation in force, and
in proportion to the amount paid thereof

Note: In accordance with Decree 4766 of 2011 and  the regulation of colombian stock exchange (Bolsa de Valores de Colombia S.A. - BVC), dividends for the month of April 2012, shall be paid from the fifth trading day following the date in which the shareholders´ general assembly approved the distribution of profits. In april, dividends will be paid until April 20, 2012.

Occasional reserve for disposal at
the general shareholders meeting				$2,461,055,649,677.39

Total with Tax-Benefit			2,000,363,050,820.56
Year 2011		689,868,206,205.36
Previous years		1,310,494,844,615.20
With non Tax-Benefit			460,692,598,856.83

TOTAL				$2,861,773,805,062.19

* Adjustment carried out as a consequence of a technical study over the profits of previous years.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2012

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Javier Díaz Fajardo
	Name:	Javier Díaz Fajardo
	Title:	Vice President of Investor Relations